[Letterhead of Gibson, Dunn & Crutcher LLP]
October 9, 2009

(415) 393-8322	C 36333-00002
(415) 374-8461
VIA EDGAR AND HAND DELIVERY
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Ancestry.com Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 3, 2009
File No. 333-160986
Dear Mr. Shuman:
     On behalf of Ancestry.com Inc. (the “Company”), this letter supplements the letter sent to you on October 6, 2009 that responds to your letter, dated October 2, 2009 (the “Comment Letter”), regarding the above-referenced Amendment no. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on September 15, 2009. Please find attached to this letter Exhibit A, summary monthly income statements for the months ended November 2008 to February 2009, which is referenced on page six of the letter sent to you on October 6, 2009.

Mr. Mark P. Shuman
Securities and Exchange Commission
October 9, 2009

     If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.

Very truly yours,
/s/ Stewart L. McDowell

Stewart L. McDowell

Exhibit A
Ancestry.com Inc.
Income Statement

Unaudited	Nov ’08	Dec ’08	Jan ’09	Feb ’09
Revenues:
Subscription revenues	15,932	16,013	16,145	16,491
Production and other revenue	1,423	1,624	1,470	1,266

Total revenue	17,355	17,637	17,615	17,757

Costs and operating expenses
Cost of subscription revenue	3,042	2,960	3,259	3,449
Cost of product revenue	759	652	498	441
Technology and development	2,815	3,923	2,870	3,119
Marketing and advertising	4,346	6,767	4,205	5,276
General and administrative	2,813	2,835	1,848	1,574
Amortization of acquired intangible assets	1,544	2,859	1,353	1,353
Impairment of intangible assets		1,475

Total operating expenses	15,319	21,471	14,033	15,212

Income (loss) from operations	2,036	(3,834)	3,582	2,545

Other income/(expenses), net	31	1	1	8
Interest expenses	(1,016)	(930)	(700)	(537)
Interest income	61	104	41	33

Income (loss) before tax	1,112	(4,659)	2,924	2,049

Income tax provision	1,006	(3,200)	16	17

Net income	106	(1,459)	2,908	2,032

Note: The statement of operations in accordance with GAAP is prepared on a quarterly basis, not on a monthly basis. There are certain adjustments that are required for GAAP, such as stock based compensation expenses and income tax provisions that are reviewed and recorded only in the last month of the quarter. Therefore the monthly statements many not be comparable with other months.